UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Replimune Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

76029N106

(CUSIP Number)

31 DECEMBER 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029N106	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion Capital Fund III Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 5,115,121*
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 5,115,121*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,121*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.45% (1)
12.	TYPE OF REPORTING PERSON
OO

*	includes 248,672 shares of common stock issuable upon exercise of warrants to purchase shares of common stock

1

This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP No. 76029N106	13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion III Management B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 5,115,121*
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 5,115,121*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,121
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.45% (2)
12.	TYPE OF REPORTING PERSON
OO

*	includes 248,672 shares of common stock issuable upon exercise of warrants to purchase shares of common stock

2

This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP No. 76029N106	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Replimune Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18 Commerce Way, Woburn, MA 01801

Item 2(a).	Name of Person Filing:

This Statement is being filed by Forbion Capital Fund III Coöperatief U.A. (“Forbion III COOP”), and Forbion III Management B.V. (“Forbion III”), the director of Forbion III COOP. Forbion III COOP and Forbion III are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

Item 2(c).	Citizenship:

Forbion Capital Fund III Coöperatief U.A. – The Netherlands

Forbion III Management B.V. – The Netherlands

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

76029N106

Item 3.

Item 4.	Ownership.

Forbion III Coop is the beneficial owner of 5,115,121 shares of Common Stock as of February 3, 2020 (the “Shares”). Forbion III, the director of Forbion III Coop, has voting and investment power over the shares held by Forbion III Coop, which are exercised through Forbion’s investment committee, consisting of H. A. Slootweg, M. A. van Osch, G. J. Mulder, H.N. Reithinger, M. Boorsma and S. J. H. van Deventer. None of the members of the investment committee have individual voting and investment power with respect to such shares, and the members disclaim beneficial ownership of such shares except to the extent of their proportionate pecuniary interests therein.

(a)	Amount beneficially owned: 5,115,121

(b)	Percent of class: 14.45%

CUSIP No. 76029N106	13G/A	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,115,121

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,115,121

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable .

CUSIP No. 76029N106	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

FORBION CAPITAL FUND III COÖPERATIEF U.A.

By:	/s/ M.A. van Osch	/s/ H.A. Slootweg
	Name: M.A. van Osch	H.A. Slootweg
Title: directors of its Director

FORBION III MANAGEMENT B.V.

By:	/s/ M.A. van Osch	/s/ H.A. Slootweg
	Name: M.A. van Osch	H.A. Slootweg
Title: its Directors